UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Donnelley Financial Solutions, Inc.

(Exact name of registrant as specified in its charter)

Delaware	1-37728	36-4829638
(State or other jurisdiction of corporation)	(Commission File Number)	(IRS Employer Identification No.)

35 West Wacker Drive, Chicago, Illinois	60601
(Address of principal executive offices)	(zip code)

Jennifer Reiners

Executive Vice President, General Counsel & Chief Compliance Officer

Donnelley Financial Solutions, Inc.

(800) 823-5304

(Name and telephone number, including area code, of the

person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020

Section 1—Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

This Form SD is filed by Donnelley Financial Solutions, Inc. (the “Company”) pursuant to Rule 13p-1 promulgated under the Securities Exchange Act of 1934 for the reporting period January 1, 2020 to December 31, 2020.

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD, and is publicly available on the Investor Relations portion of http://investor.dfsco.com/sec-filings.

Item 1.02	Exhibit

As specified in Section 2, Item 2.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2—Exhibits

Item 2.01	Exhibits

The following exhibit is filed as part of this report.

Exhibit No	Description

1.01	Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Donnelley Financial Solutions, Inc.

	/s/ Jennifer B Reiners	May 27, 2021
By:	Jennifer B Reiners	(Date)
Executive Vice President, General Counsel